UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated December 1, 2005
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•  Press Release dated November 2, 2005.
•  Press Release dated November 2, 2005.
•  Press Release dated November 16, 2005.
•  Press Release dated November 21, 2005.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 1, 2005	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge announces signing of definitive agreements to provide pipeline transportation services for the Surmont oil sands project
CALGARY, Alberta, November 2, 2005 — Enbridge Inc. (TSX/NYSE: ENB) today announced that it has entered into definitive agreements with ConocoPhillips Surmont Partnership and Total E&P Canada Ltd. (the Surmont Shippers) to provide lateral facilities and pipeline transportation services on its Athabasca Pipeline for the Surmont oil sands project.
Under the terms of the agreements, Enbridge will construct pipeline and tank facilities required by the Surmont Project, including a diluent lateral, a crude lateral, and tank facilities at the Cheecham terminal on the Athabasca Pipeline. The estimated cost of these facilities is $42 million with a planned availability for service date in mid-2006. Enbridge’s 540-km Athabasca Pipeline will also require capacity expansion from the Cheecham-area terminal to its mainline terminal at Hardisty, Alberta.
The agreements provide for an initial contract volume of up to 50,000 barrels per day of crude oil. The agreement covering the dedicated Surmont lateral facilities and the agreement for transportation service on the Athabasca Pipeline are both for an initial term of 25 years, with extension provisions. The Athabasca Pipeline agreement also provides flexibility for the Surmont Shippers to transfer their production to the proposed Waupisoo Pipeline following its planned start-up in mid 2008.
Enbridge’s Athabasca Pipeline, with ultimate capacity of 570,000 barrels per day, links its Athabasca Terminal, just south of the Suncor plant near Fort McMurray, to the company’s Hardisty Terminal in Central Alberta. The pipeline serves Suncor and, via lateral pipelines, Petro-Canada, EnCana, and the Long Lake project operated by Nexen and OPTI Canada. The Athabasca Terminal has 1.5 million barrels of crude oil storage capacity. The Hardisty Terminal has storage capacity of 1.6 million barrels, with an additional 4 million barrels of storage capacity at the adjacent Hardisty Cavern storage facility, jointly owned by Enbridge and CCS Inc.
The Surmont Oil Sands Project is equally owned by ConocoPhillips, the operator, and Total. The project is located in the Athabasca oil sands area, approximately 60 kilometres southeast of Fort McMurray, Alberta.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge Contacts:

Media	Investment Community
Bruce DeBaie	Bob Rahn
(403) 231-5768	(403) 231-7398
E-mail: bruce.debaie@enbridge.com	E-mail: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge files Preliminary Information Package for Gateway Project
CALGARY, Alberta, November 2, 2005 — Gateway Pipeline Inc., a wholly owned subsidiary of Enbridge Inc., has filed a Preliminary Information Package (PIP) with the National Energy Board, the Canadian Environmental Assessment Agency and other federal departments.
The PIP provides detailed information on the major elements of the Gateway Project as of October 2005. It is intended to inform potentially interested parties, and to permit federal regulators to define the regulatory review process to satisfy the requirements of the National Energy Board and the Canadian Environmental Assessment Agency.
A PIP filing does not constitute an application for regulatory approval. Such an application is planned for 2006, subject to the achievement of commercial feasibility, including satisfactory shipper commitments, as well as successful completion of engineering, environmental planning, and public and Aboriginal consultation. This timing would permit construction to commence in 2008 and the pipelines to begin service in 2010.
The Gateway Project is estimated to cost approximately $4 billion and will consist of a petroleum export pipeline and a condensate import pipeline along the same right-of-way, and a marine terminal.
The Gateway Petroleum Export Pipeline project will involve a new 1150-km (715-mile) 30-inch diameter pipeline with an initial capacity of approximately 400,000 barrels per day to transport petroleum from Edmonton to Kitimat. The Gateway Condensate Import Pipeline will be a 20-inch diameter pipeline capable of initially transporting approximately 150,000 barrels per day from Kitimat to Edmonton.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For further information:

News media:	Investment community:
Jim Rennie	Bob Rahn
Enbridge Inc.	Enbridge Inc.
(403) 231-3931	(403) 231-7389
jim.rennie@enbridge.com	bob.rahn@enbridge.com

BACKGROUND INFORMATION ON THE ENBRIDGE GATEWAY PROJECT
➢	The Gateway Project, estimated to cost approximately $4 billion, involves the proposed development of two new pipelines, a new marine terminal, tankage, pumping stations and related facilities.

➢	The Gateway Project will run from Strathcona County near Edmonton to Kitimat, British Columbia.

➢	Key factors in the decision to select Kitimat as the end-site location for the pipeline were the deep-water port and abundant industrial land.

➢	The pipeline will be 1150 kilometres in length.

➢	The petroleum export pipeline will be 30-inches in diameter and designed to move an average of 400,000 barrels per day.

➢	The condensate import pipeline will be 20-inches in diameter and designed to move an average of 150,000 barrels per day.

➢	Condensate is a by-product of natural gas production and is used as feedstock to oil refineries but its primary use in Western Canada is to dilute heavy oil for easier transport by pipeline.

➢	Certified marine tankers will be used to either import condensate or export petroleum. The marine terminal will include tankage, emergency response equipment, tanker births and other related facilities.

➢	Enbridge anticipates filing the National Energy Board application for the Gateway Project in the second quarter of 2006, beginning construction in 2008 and having the pipeline operational in 2010.

➢	The socio-economic benefits during construction of the project are estimated at $1.52 billion in BC and $1.26 billion in Alberta.

➢	During the operation of the Gateway Project, the socio-economic benefits are estimated at $107 million per year in BC and $60 million per year in Alberta.

➢	The Gateway Project is an important part of Canada’s energy future and will help ensure there is enough capacity to transport new oil expected from Canada’s oil sands in the years to come.

NEWS RELEASE
Enbridge and Value Creation Inc. form Strategic Alliance
CALGARY, Alberta, November 16, 2005 — Enbridge Inc. and Value Creation Inc. (VCI) today announced a strategic alliance to pursue oil sands energy infrastructure development. As part of the alliance, Enbridge will invest $25 million for a minority equity interest in the Company.
The Value Creation Group of Companies, established in 1999, has focused on creating unusual values in the value-enhancement chain of oil sands development, leveraging on innovative technologies and synergies. Members of the Group separately spearhead integrated resource development (by Value Creation Inc.), crude oil upgrading (by BA Energy Inc.) and specialized refining (by Technoeconomics Inc.). VCI, which oversees the growth strategy for the Group, owns proprietary upgrading technologies that it believes provide significant cost advantages over alternative upgrading technologies. VCI is the major shareholder of BA Energy, which is building a state-of-the-art bitumen upgrader in the Industrial Heartland area near Fort Saskatchewan, Alberta. VCI also holds oil sands leases and permits on 71,800 hectares of land with estimated resources of 25 to 30 billion barrels of bitumen-in-place.
Enbridge and VCI intend to work together to maximize the value of VCI’s technology and bitumen resource base. Enbridge will support VCI with assessment and development of downstream markets for upgraded bitumen products as well as with the provision of cost-effective logistical solutions for accessing such markets. In September 2005, Enbridge and BA Energy entered into a separate agreement with respect to the provision of pipeline and terminaling facilities for the Heartland Upgrader, scheduled to be in service in late 2007.
“We are very pleased to join VCI in this strategic alliance,” said Patrick D. Daniel, Enbridge President and Chief Executive Officer. “Our investment in VCI, and the creation of a strategic relationship with them, demonstrate Enbridge’s commitment to developing value-added solutions for the Alberta energy industry. We believe that the development of additional upgrading capacity in Alberta is an important part of an overall resource and market development plan that will create maximum value for oil sands producers and for the province. This will in turn provide the best opportunity for us to expand our pipeline and terminaling services business both within the oil sands region and further downstream. Our VCI investment is also right in line with our strategy to support development of technologies that are complementary to our core businesses.”

“For a new player to excel among giants, we need creative strategies to leverage on our breakthrough technologies, top calibre talents, large resource base and synergistic alliances,” said Dr. Columba Yeung, founder and Chairman of Value Creation Group. “This strategic alliance between VCI and Enbridge is pivotal to our strategy to achieve excellence in every link of the value chain. We are honoured by Enbridge’s endorsement.”

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
Value Creation Inc. is a Canadian-controlled private company, incorporated under the Alberta Business Corporations Act, headquartered in Calgary, Alberta, Canada.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions, which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Contacts:
Enbridge Inc.:

Media:	Investment Community:
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
email: jim.rennie@enbridge.com	email: bob.rahn@enbridge.com

VCI:

David Tuer	Ray Cej
(403) 539-4511	(403) 539-4503
email: David.Tuer@vctek.com	email: Ray.Cej@vctek.com

NEWS RELEASE
Enbridge to develop 200 megawatts of wind power in Ontario
CALGARY, Alberta, November 21, 2005 — Enbridge Inc. today announced that it will be developing 200 megawatts of wind power on the eastern shore of Lake Huron in Bruce County, Ontario.
The Ontario Ministry of Energy awarded two projects to Enbridge and Leader Capital Corp., under its Renewable Energy Supply Request for Proposals. Enbridge has subsequently acquired Leader Capital’s subsidiary, Leader Wind Corp., and now owns a 100% working interest in the two wind power projects.
Enbridge has executed a 20-year electricity purchase agreement with the Ontario Power Authority for all of the power produced by the two adjacent projects.
Enbridge will assume overall responsibility for project construction, which is expected to start in mid-2006. Enbridge has been operating the SunBridge wind power project in Saskatchewan for more than three years and will operate the two Ontario projects when commercial operations begin in in early 2007.
Total capital expenditures for the projects will be approximately $400 million. The projects are expected to be accretive to earnings per share in the first year of operation.
“The Ontario wind power projects reflect our ongoing commitment to sustainable development and an emerging power generation platform,” said Patrick D. Daniel, Enbridge President & Chief Executive Officer. “We have been pleased with our three existing wind power projects in Alberta and Saskatchewan, which have a combined capacity of over 70 megawatts. The long-term offtake contract with the Ontario Power Authority, at predetermined power prices, makes this investment consistent with maintaining a low risk profile and stable cash flows. We are also very excited about expanding our involvement in Ontario, where we already have major energy infrastructure investments, and helping to address the need for new sources of power in the Province.”

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Enbridge Inc.:

Media:	Investment Community:
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
email: jim.rennie@enbridge.com	email: bob.rahn@enbridge.com